CF Industries, Inc.	One Salem Lake Drive Long Grove, Illinois 60047 847/438-9500

August 3, 2005

Mr. Barry Stem
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

  Re:
  CF Industries Holdings, Inc.

Dear Mr. Stem:

        This letter is being provided in response to your request to our counsel, Richard Witzel of Skadden, Arps, Slate, Meagher & Flom LLP, in your conversation yesterday that we consider the application of Staff Accounting Bulletin 1B.3 to our proposed initial public offering. In the course of preparing the financial statements for the offering, we did consider the application of SAB 1B.3. and determined that by its terms, the SAB was not applicable to our offering. We also concluded that, given the structure of our offering, providing the type of disclosure required by SAB 1B.3 would not be helpful to potential investors in our common stock.

        Our proposed initial public offering does not involve a distribution or dividend to the owners of CF Industries, Inc. Rather, our transaction has the same economic consequences as a secondary offering by the existing owners of CF Industries. More specifically:

  •
  the owners of CF Industries are only receiving the proceeds from the offering, after deducting underwriting discounts and commissions, and none of the company's earnings will be distributed to the owners of CF Industries, and

  •
  to the extent the owners of CF Industries receive cash proceeds as a result of the offering, their equity interest in CF Industries Holdings, Inc. will decrease—just as if they sold their shares directly to the public.

        Similarly, as would be the case in a secondary offering, the receipt of proceeds by the owners of CF Industries in the offering does not have any effect on our reported stockholders' equity. The decrease in our retained earnings reflected in "Capitalization" and the "As Adjusted" column of our "Summary Historical and Financial Operating Data" does not relate to the payment of the proceeds of the offering to the owners of CF Industries, but is a result of our ceasing to be a cooperative, the early repayment of our long-term debt and the associated prepayment penalty, the write-off of certain unamortized financing fees, the payment of certain amounts upon the termination of our long term incentive plan and the payment of certain offering expenses.

        For these reasons we determined that the pro forma balance sheet contemplated by SAB 1B.3 reflecting an accrual of the amount payable to the owners of CF Industries in connection with the offering without giving effect to the offering proceeds would not be appropriate. Such a balance sheet would display a much lower amount of stockholders' equity than will actually exist subsequent to the offering and could be confusing to investors. We have, however, in both "Capitalization" and the "As Adjusted" column of our "Summary Historical and Financial Operating Data" provided investors with the material information relating to the balance sheet impacts of the proposed offering.

        For similar reasons, we also determined that the manner of presenting pro forma earnings per share contemplated in SAB 1B.3 for transactions involving dividends and distributions would also not be appropriate given the structure of our offering. Because there is no distribution or dividend to the owners of CF Industries, there is no dilution in earnings per share resulting from the issuance of shares in the offering and the payment of the proceeds to the owners. Rather under our structure, the number of shares that will be outstanding after the offering is approximately 55,000,000. These shares will either be sold in the offering or issued to the owners of CF Industries, but the aggregate number of outstanding shares will remain the same. Accordingly, to provide investors with information for comparative purposes on our historic earnings per share, we have presented pro forma earnings per share in a manner that gives effect to the approximately 55,000,000 shares of our common stock that will be outstanding after the proposed offering.

        We would appreciate the opportunity to discuss these matters with you further if that would aid in your review of our filing. You may contact me at (847)726-3254.

Sincerely,
/s/ ROBERT D. WEBB
Robert D. Webb Vice President and Corporate Controller